# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# Form 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):**
**July 20, 2004**

Commission File Number 1-31300



# EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*

| **Delaware** | **76-0517977** |
|---|---|
| *(State or other jurisdiction* | *(I.R.S. Employer* |
| *of incorporation or organization)* | *Identification No.)* |

| **1600 Smith Street, Dept. HQSCE** | **77002** |
|---|---|
| **Houston, Texas** | *(Zip Code)* |
| *(Address of principal executive offices)* | |

**713-324-2639**
*(Registrant's telephone number, including area code)*

Item   12.        Results of Operations and Financial Condition

On July 20, 2004, we issued a press release announcing our financial results for the second quarter of 2004.  The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

## SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**EXPRESSJET HOLDINGS, INC.**
<u>(Registrant)</u>

Date:   July 20, 2004                    **/s/ Frederick S. Cromer**
                                           Frederick S. Cromer
                                           Vice President and Chief Financial Officer

## EXHIBIT INDEX

99.1   Press Release

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